82-34640

File number ~~82 - 524~~

RECEIVED

2007 JAN -3 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

19 December 2006

07020081

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

27-Nov-06	Letter to shareholders
27-Nov-06	Treasury Stock
07-Dec-06	Director/PDMR Shareholding
11-Dec-06	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

dw 1/4

Regulatory Announcement

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RECEIVED

2007 JAN -3 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Letter to Shareholders
Released	10:44 27-Nov-06
Number	PRNUK-2711

Letter to Shareholders

27 November 2006

Copies of a letter to shareholders dated 24 November 2006 regarding the introduction of a dividend reinvestment plan have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Document Viewing Facility

UK Listing Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. No. 020 7066 1000

For further information, please contact:

Gordon Ellis, Group Secretary 01306 653087

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	11:38 27-Nov-06
Number	PRNUK-2711

Treasury Shares

27 November 2006

Friends Provident plc announces that following the transfer of 76,693 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the Friends Provident plc Executive Share Option Scheme and Deferred Share Plan the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 22,723,760 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:07 07-Dec-06
Number	PRNUK-0712

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

7 December 2006

Friends Provident plc announces the transfer of 17,544 treasury shares on 7 December 2006 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.1050 per share to satisfy its obligation to issue shares to SIP participants in November 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 17,544 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 December 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	59	105,546
K Satchell	59	207,814

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 December 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	60	4,048
A P Jackson	59	8,417
R Sepe	59	10,839
J Stevens	60	10,083
P T Tunnicliffe	59	9,223

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 11,128 shares out of the 2,052,893 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 22,706,216 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

Regulatory Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	14:34 11-Dec-06
Number	PRNUK-1112

Treasury Shares

11 December 2006

Friends Provident plc announces that following the transfer of 42,818 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 22,663,398 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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